UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-264746

KINIKSA PHARMACEUTICALS, LTD.*

(Exact name of registrant as specified in its charter)

Clarendon House

2 Church Street

Hamilton HM11, Bermuda

(808) 451-3453

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common shares, $0.000273235 par value*

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

*This Form 15 relates solely to the reporting obligations of Kiniksa Pharmaceuticals, Ltd., a Bermuda exempted company (“Kiniksa Bermuda”), a wholly owned subsidiary of Kiniksa Pharmaceuticals International, plc, a company incorporated under the laws of England and Wales (“Kiniksa International”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Kiniksa International as the successor issuer to Kiniksa Bermuda pursuant to Rule 12g-3(a) thereunder.

EXPLANATORY NOTE

This Amendment No. 1 to Form 15 (“Amendment No. 1”) amends the Form 15 filed with the Securities and Exchange Commission on June 28, 2024 (the “Original Filing”) in respect of the Central Index Key (“CIK”) number 0001730430. Amendment No. 1 is being filed solely to correct an inadvertent error in the EDGAR submission header on the Original Filing, which incorrectly indicated that the filer associated with the CIK number no longer has a duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As described in the footnote above, the Original Filing relates solely to the Exchange Act reporting obligations of Kiniksa Bermuda and does not affect the ongoing reporting obligations of Kiniksa International.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kiniksa Pharmaceuticals, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KINIKSA PHARMACEUTICALS, LTD.

Date: July 23, 2024	By:	/s/ Michael R. Megna
	Name:	Michael R. Megna
	Title:	Director